

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2011

Via E-mail
Julia A. Stewart
Chairman and Chief Executive Officer
DineEquity, Inc.
450 North Brand Boulevard
Glendale, California 91203-1903

> **Re:     DineEquity, Inc.**
> **Registration Statement on Form S-4**
> **Filed April 15, 2011**
> **File No. 333-173549**

Dear Ms. Stewart:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Market and Industry Data, page (i)

1. We note your discussions of the publicly available information, including reports, forecasts and other research provided by consultants, included in or relied upon in your filing.  You state that such publicly available information and information provided by consultants "generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy and completeness of such information."  As you know, the company is responsible for the entire content of the registration statement and should not include language that can be interpreted as a disclaimer of information contained in the filing.  Please revise accordingly.

Where You Can Find More Information, page 89

2. Please incorporate by reference all applicable reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of your most recent fiscal year through the date of effectiveness of the Form S-4.  Refer to Item 11 of Form S-4.

In this regard, we note that a Form 10-Q for the quarterly period ended March 31, 2011 was filed on May 4, 2011.

Part II

Undertakings, page II-1

3.  Please advise us as to why you have not included the undertakings required by Item 512(a)(5)(i) or (ii) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact the undersigned at (202) 551-3457 with any questions you may have.  If you require additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 552-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel